Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Compton Announces First Basal Quartz Horizontal a Success

     CALGARY, March 6 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE -
CMZ) is very pleased to announce the results of its first Basal Quartz horizontal well at Hooker and other recent operational activities.

     Hooker

     Compton has successfully completed the first horizontal well in southern
Alberta targeting the Hooker Basal Quartz formation utilizing multi-stage fracturing technology. The well at 9-17-17-29W4 was drilled with a 700 metre horizontal leg and is currently flow testing at six mmcf/d. It is scheduled to be tied-in within two weeks. A second Basal Quartz horizontal well is currently drilling at 15-30-16-29W5 and 15 follow-up locations have been identified.
     While Compton has been employing horizontal drilling and multi-stage frac technology in the Niton area of central Alberta with excellent results, the
9-17 well at Hooker is viewed to be of major significance in that it establishes that this technology is applicable to the development of the
Hooker Basal Quartz play in southern Alberta. To date, the Hooker play has been developed through drilling one to two vertical wells per section.
Reservoir modeling indicates up to four vertical wells per section may be necessary to fully develop the play. A horizontal well could replace two to three vertical wells, eliminating the need for extensive down-spacing in the area.
     The existing Basal Quartz play, as currently delineated, extends over four townships where Compton has an average working interest of approximately
85% and is the operator. Eighty vertical wells are currently on production.
Increased productivity from horizontal wells has the potential to significantly accelerate production and the recovery of reserves, thereby increasing the net present value of the play. Infrastructure necessary to accommodate the accelerated production growth and development of this play is largely in place.

     Niton

     In the Niton area of central Alberta, we are continuing to pursue the
Rock Creek formation utilizing horizontal drilling combined with multi-stage fracturing. We have drilled a total of five horizontal natural gas wells in township 53, range 15 W5 and are now drilling to the south west in township 52, ranges 16 and 17 W5 where Compton controls a total of 14 sections of land with an average 85% working interest and is the operator. Late in
2007, we drilled a discovery well at 1-31-52-16W5 that was placed on production at 3.5 mmcf/d and is currently producing approximately 2.1 mmcf/d.
     To date in 2008 we have drilled two additional wells in the area and a third well is currently drilling. The first well tested 3.0 mmcf/d and most recently, the well at 4-27-52-17W5 completed at the end of February, is currently flow testing at 11 mmcf/d. The third well is scheduled to be completed later this month. Production from these wells will be facility constrained pending the completion of additional compression and gathering lines. This work is currently underway and is scheduled for completion by the end of March barring any delay resulting from an early break-up. A total of 10 additional locations are planned for this area in 2008.

     Economics

     The cost to drill, complete, and tie-in these horizontal wells, including a five stage frac, is in the range of $3.8 to $4.2 million dollars per well.
As a result of the limited production history, a definitive standardized production profile for these wells has not yet been determined, however, we expect high initial decline rates in the first year of production typical of tight sandstone formations. Assuming a production profile similar to that of a vertical well that declines 50% to 60% in the first year and 8% to 12% per year thereafter, the Niton well at 4-27-52-17W5 would pay-out in four months and the Hooker well at 9-17-17-29W4 would pay-out in seven to eight months, assuming a natural gas price of $8.00/mcf. By comparison, a Hooker vertical well with a cost of $1.8 million and an initial production rate of 1.8 mmcf/d would pay-out in 13 to 14 months.

     Additional Applications

     This technology has the potential to significantly accelerate production and reserve recovery from our natural gas resource plays. We intend to apply it to our Plains Belly River Play and will spud two horizontal Belly River wells within the next week. A number of additional potential locations have been identified.

     Other Developments

     Concurrent with strengthening of commodity prices Compton has been systematically layering in hedge contracts. Currently we have hedged, for the period from April 1, 2008 through October 31, 2008, 71,250 mcf/d (75,000 gj/d)
with an average floor and ceiling price of $7.47/mcf and $8.32/mcf respectively, and 28,500 mcf/d (30,000 gj/d) for the period November 1, 2008 through March 31, 2009 with an average floor and ceiling price of $8.44/mcf and $9.34/mcf respectively. Additionally, we have entered into a fixed price contract for 1,000 bbls/d of crude oil at US$93.00/bbl for the period March 1,
2008 through December 31, 2008. As previously stated, it is our goal to hedge forward approximately 50% of production. We expect to continue layering in hedge contracts to reach this goal.

     2007 Year End Reporting

     We are currently finalizing our December 31, 2007 year end reports which will be released on Tuesday March 25th followed by a conference call on
Wednesday March 26th.

     Advisory

     Certain information regarding the Company contained herein constitutes forward-looking information and statements and financial outlooks
(collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National
Instrument 51-102 Continuous Disclosure Obligations and the United States
Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures,
(ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (iv) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to "reserves" or
"resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.
     The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's recent operational and hedging activities. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

     Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

     %SEDAR: 00003803E          %CIK: 0001043572

     /For further information: E.G. Sapieha, President & CEO, N.G. Knecht, VP
Finance & CFO, or Lorna Klose, Manager Investor Relations, Telephone: (403)
237-9400, Fax (403) 237-9410; Website: www.comptonpetroleum.com; Email:
investorinfo(at)comptonpetroleum.com/
     (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 18:19e 06-MAR-08